United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Press ReleaseVale informs on the suspension of operations at Onça Puma mine Rio de Janeiro, October 4th, 2021 - Vale S.A. (“Vale” or “Company”) informs that it has started the process to halt the activities at Onça Puma mine, Pará, following the notification of the suspension of the operation license by the Environmental and Sustainability office of the Pará State (Secretaria de Estado de Meio Ambiente e Sustentabilidade, SEMAS), allegedly due to no compliance with conditions for licensing.Vale is estimating the direct impacts of the shutdown of Onça Puma mine, to which will follow the probable losses incurred by those that are part of its value chain, such as suppliers, contractors, clients, and employees, in addition to the Federal government, the State of Pará and the municipalities reached by the operations.The company is in contact with SEMAS to understand the technical and legal grounds for the determination. It is also taking the appropriate administrative and judicial measures to reverse the order to suspend mine operations, which it considers unfounded.Luciano Siani Pires Executive Officer of Investor RelationsEver since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from- home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.For further information, please contact: Vale.RI@vale.com Ivan Fadel: ivan.fadel@vale.com Andre Werner: andre.werner@vale.com Mariana Rocha: mariana.rocha@vale.com Samir Bassil: samir.bassil@vale.comThis press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: October 4, 2021		Head of Investor Relations